THE BANK OF NEW YORK

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

March 25, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Paul M. Dudek, Office of  International Corporate Finance, Division of Corporation Finance

RE:

Registration Statement on Form F-6 filed on behalf of France Telecom (File No. 333-149853) (the “Registration Statement”)

Ladies and Gentlemen:

The Bank of New York, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of France Telecom (the “Company”), hereby applies to withdraw the above referenced Registration Statement, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Registration Statement are as follows:

The Registration Statement was filed on March 21, 2008, and the registrant requested that it be declared effective as of March 31, 2008.  However, the Company has notified the Depositary that it does not wish to register additional ADSs for its American Depositary Receipt facility for the Shares.   Accordingly, the Depositary will not accept any deposits of additional Shares or permit the issuance of any of additional ADSs.

Since none of the ADSs registered by the Registration Statement have been sold and none will be sold, the registrant makes this application to withdraw the Registration Statement.

Notwithstanding this withdrawal request, the registrant does intend to file a post-effective amendment to the existing registration statement for the American Depositary Receipt facility in connection with a proposed amendment to the exiting deposit agreement.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary shares of France Telecom.

By:

The Bank of New York,

  as Depositary

By: /s/ Joanne DiGiovanni

Name:  Joanne DiGiovanni

Title:    Vice President

cc:  Bruce R. Wilde, Emmet

        Marvin & Martin, LLP

        bwilde@emmetmarvin.com